Exhibit 4.9

RESERVATION AGREEMENT

THIS AGREEMENT is made as of the 4th day of August, 2003, by and among Hypertension Diagnostics, Inc., a Minnesota corporation (the “Company”), Kenneth W. Brimmer (“Brimmer”), Charles F. Chesney (“Chesney”), Jay N. Cohn (“Cohn”), Greg H. Guettler (“Guettler”) and James S. Murphy (“Murphy”) (collectively, the “Insiders”).

WHEREAS, the Company’s Articles of Incorporation currently provide that the Company has 25,000,000 shares of common stock authorized;

WHEREAS, the Insiders collectively own and control options (the “Insider Options”) to purchase a total of 1,768,737 shares of the Company’s common stock, all of which have been reserved for issuance from the Company’s authorized but unissued shares;

WHEREAS, as of the date hereof, the Company currently has:

a.               10,381,257 shares of common stock issued and outstanding;

b.              under its 1995 and 1998 Stock Option Plans (collectively, the “Plan Options”), 178,700 shares reserved but unissued and 1,423,880 shares of common stock reserved for issuance upon exercise of options granted under the Stock Option Plans (including 1,169,480 shares of common stock reserved for issuance upon exercise of the Insider Options);

c.               1,091,257 shares reserved for options outside the plans (includes 599,257 shares reserved for issuance upon exercise of Insider Options) (the “Non-Plan Options”);

d.              1,270,278 shares of common stock reserved for exercise of warrants outstanding, including 453,018 shares reserved for exercise of the Company’s Redeemable Class B Warrants (the “Current Outstanding Warrants”);

e.               3,238,767 shares required for issuance in full satisfaction of the Company’s 8% Convertible Notes due March 27, 2005; and

f.                 after deduction of the above from the total number of shares of common stock authorized, authorized shares remaining available for issuance of 9,363,298;

WHEREAS, the Company’s Board of Directors has approved the offer and sale (the “Offering”) of a minimum of $1,300,000 and a maximum of $2,300,000 of units, each consisting of one share of the Company’s Series A Convertible Preferred Stock (the “Preferred Stock”), 15.903 shares of the Company’s common stock and a series of six (6) Purchase Warrants, three (3) of which entitle the holder to acquire Series A Preferred Stock and three (3) of which entitle the holder to acquire common stock, as described in the Company’s Confidential Private Placement Memorandum dated August 4, 2003 (the “Memorandum”), which, if issued immediately prior to the execution of this Agreement, would exceed the total number of authorized shares of common stock available for issuance;

WHEREAS, because the Insiders would benefit from the Offering, each of the Insiders is willing to make the authorized shares of common stock issuable upon exercise of their respective Insider Options available for offer and sale pursuant to the Memorandum and to forebear from exercise of the same; and

WHEREAS, pursuant to the transactions contemplated by the Memorandum, the Company will submit to its shareholders a proposal to approve an amendment to the Company’s Articles of Incorporation to increase the number of authorized shares of common stock to at least 150,000,000 shares (or such other number as may be sufficient to allow for the reservation for issuance of all shares of common stock underlying each outstanding security convertible or exercisable for, or exchangeable into, common stock).

NOW, THEREFORE, in consideration of the foregoing recitals, in consideration of the mutual promises and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

1.             The Insiders each covenant and agree: (a) to make the shares of common stock underlying the Insider Options available for offer, sale and issuance in the Offering; (b) to release the Company with respect to any claim, cause of action, damage or loss related to the lack of shares of common stock reserved for exercise of the Insider Options and further agree that they shall not take any action, legal or equitable, against the Company for any breach of any provision of any document(s) and agreement(s) relating to the Insider Options relating to the lack of shares of common stock reserved for exercise of the Insider Options; (c) to forbear from any exercise, or demand for issuance of common stock upon exercise of, the Insider Options until after the termination of this Agreement as provided below; and (d) that the document(s) and agreement(s) evidencing the Insider Options are each hereby amended to include each of the agreements of the Insiders made in this paragraph.

2.             The Company hereby covenants and agrees to hold a meeting of the holders of its voting securities (the “Meeting”) and solicit proxies for the use at the Meeting for the purpose of allowing the holders of the Company’s voting securities to approve an amendment to the Company’s Articles of Incorporation to increase the authorized number of shares of common stock, $.01 par value, to at least 150,000,000 shares (or such other number as may be sufficient to allow for the reservation for issuance of all shares of common stock underlying each outstanding security convertible or exercisable for, or exchangeable into, common stock) (the “Proposal”).  The Company may put forth any other proposal at the Meeting as it deems advisable, provided that such other proposal is not incompatible with the Proposal.  The Company shall recommend approval of the Proposal to the holders of its voting securities.  The Company shall use its commercially reasonable best efforts to cause the Proposal to be duly and properly approved no later than one hundred and twenty (120) days after the final closing of the Offering.  Upon approval of the Proposal, the Company shall take all corporate action as is necessary for the due reservation of the shares of common stock underlying the Insider Options.

3.             This Agreement shall be binding on each of the parties hereto and their respective heirs, successors and assigns.

4.             This Agreement shall be governed by and construed in accordance with the laws of the State of Minnesota without regard to the conflicts of law provisions thereof.

5.             Subject to applicable law, this Agreement may be amended, modified or supplemented only by written agreement signed by all of the parties hereto.

6.             This Agreement shall terminate and be of no further force or effect upon the earlier of: (a) approval of the Proposal or (b) termination of the Offering without obtaining the Minimum, as described in the Memorandum.

7.             The Company, Brimmer, Chesney, Cohn, Guettler and Murphy hereby expressly agree that the subscribers to the securities of the Offering are third party beneficiaries of this Agreement and are able to enforce its terms.

8.             This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which, taken together, shall constitute one and the same agreement.

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IN WITNESS WHEREOF, the parties have executed and entered into this Agreement as of the day and year first above written.

HYPERTENSION DIAGNOSTICS, INC.

By

Its

Kenneth W. Brimmer

Charles F. Chesney

Jay N. Cohn

Greg H. Guettler

James S. Murphy